                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549



                              SCHEDULE 13D/A


                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)


                                Calton, Inc.
                              (Name of Issuer)

                               Common Stock,
                          par value $.01 per share
                       (Title of Class of Securities)

                                131380 20 6
                               (CUSIP Number)


                          Patricia A. Maher, Esq.
                            Goldman, Sachs & Co.
                              85 Broad Street
                            New York, NY  10004
                               (212) 902-1000

                    ________________________________
          (Name, address and telephone number of person authorized to receive notices and communications)




                             February 12, 1994
          (Date of Event which requires Filing of this Statement)



If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement:  [ ]

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

____________________
CUSIP NO.
131380 20 6
____________________
____________________________________________________________
1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person


      Goldman, Sachs & Co.
 2.   Check the Appropriate Box if a Member of a Group
                                                      (a)  [ ]
                                                      (b)  [ ]
____________________________________________________________
 3.   SEC Use Only

____________________________________________________________
 4.   Source of Funds


      00
 5.   Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)
                                                            [x]
____________________________________________________________
 6.   Citizenship or Place of Organization


     New York
  Number of       7.    Sole Voting Power
    Shares                   -0-
Beneficially      8.    Shared Voting Power
  Owned By               2,448,810
    Each          9.    Sole Dispositive Power
 Reporting                   -0-
   Person         10.   Shared Dispositive Power
    With                 2,448,810
____________________________________________________________
11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person

                  2,448,810
12.   Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares
                                                           [ ]
____________________________________________________________
13.   Percent of Class Represented by Amount in Row (11)


                         10.3%
14.   Type of Reporting Person

      BD-PN

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

____________________
CUSIP NO.
131380 20 6
____________________
____________________________________________________________
 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person


      The Goldman Sachs Group, L.P.
 2.   Check the Appropriate Box if a Member of a Group [3]

                                                      (a)  [ ]
                                                      (b)  [ ]
____________________________________________________________
 3.   SEC Use Only

____________________________________________________________
 4.   Source of Funds


      00
 5.   Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)
                                                           [ ]
____________________________________________________________
 6.   Citizenship or Place of Organization


     Delaware
  Number of       7.    Sole Voting Power
    Shares                    -0-
Beneficially      8.    Shared Voting Power
  Owned By               2,448,810
    Each          9.    Sole Dispositive Power
 Reporting                    -0-
   Person         10.   Shared Dispositive Power
    With                 2,448,810
____________________________________________________________
11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person

                     2,448,810
12.   Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares
                                                           [ ]
____________________________________________________________
13.   Percent of Class Represented by Amount in Row (11)

                         10.3%
14.   Type of Reporting Person
      HC-PN

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            Item 1.  Security and Issuer.

            This Amendment No. 1 to the Statement on Schedule 13D relates to the beneficial ownership by Goldman, Sachs & Co. ("Goldman Sachs") of shares of the common stock, par value $.01 per share (the "Common Stock"),

of Calton, Inc., a New Jersey corporation (the "Company").  Goldman Sachs beneficially owns 2,448,810 shares of Common Stock (the "Shares"),

including 366,210 shares of Common Stock issuable after April 13, 1994 and up to May 13, 1994 upon exercise of warrants to purchase Common Stock.

            The principal executive offices of the Company are located at

500 Craig Road, Manalapan, New Jersey 07726-8790.

            Item 2.  Identity and Background.

            This statement is being filed by Goldman Sachs  and The Goldman

Sachs Group, L.P. ("GS Group").*

            The business address of each of Goldman Sachs and GS Group is

85 Broad Street, New York, New York 10004.  Goldman Sachs, a New York

limited partnership, is an investment banking firm and a member of the New

York Stock Exchange, Inc. and other national securities exchanges.  GS

Group, one of the general partners of Goldman Sachs, owns a 99% interest in

Goldman Sachs.  GS Group is a Delaware



















               * Neither the present filing nor anything contained herein shall be construed as an admission that Goldman Sachs or GS Group constitute a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, or that Goldman Sachs and GS Group constitute a "group" for any purpose.

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



limited partnership and a holding partnership that engages (directly or indirectly through subsidiaries or affiliated companies or both) in the business of buying and selling securities, both foreign and domestic, and in making investments on behalf of its partners.  GS Group is controlled by its general partners (which consist of the general partners of Goldman

Sachs other than GS Group) as a group, who have delegated to its Management

Committee the power to act on their behalf with respect to the management of GS Group.

            The name, business address, present principal occupation or employment and citizenship of each of the general partners of Goldman Sachs and of GS Group that is a natural person are set forth in Schedule I hereto and are incorporated herein by reference.  The name, state or place of organization, principal business, address of principal business and address of principal office of each of the general partners of Goldman Sachs (other than GS Group) and of GS Group that is not a natural person are also set forth in Schedule I hereto and incorporated herein by reference.  The name,

business address, present principal occupation or employment and citizenship of each controlling person, if any, director and executive officer of each corporate general partner of Goldman Sachs are set forth in

Schedule II hereto and are incorporated herein by reference.  The members of the Management Committee of GS Group are

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



those persons listed in Schedule I who have an asterisk marked next to their name.

            During the last five years, none of Goldman Sachs, GS Group,

and, to the knowledge of each of Goldman Sachs and GS Group, none of the persons listed on Schedule I or Schedule II hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

            Item 3.  Source and Amounts of Funds or other
                     Consideration.

            Goldman Sachs acquired the Shares pursuant to a joint plan of reorganization of the Company and certain of its subsidiaries under

Chapter 11, Title 11 of the United States Code (the "Plan of

Reorganization"), which was confirmed by the United States Bankruptcy Court for the District of New Jersey on May 6, 1993, and which was consummated on

May 28, 1993.

            Under the Plan of Reorganization, all holders of the Company's

12 5/8% Subordinated Notes due 1996

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("Subordinated Notes") received, for each $1,000 principal amount of

Subordinated Notes held, 356 shares of Common Stock and 62.6 warrants to purchase Common Stock at an exercise price of $1.53 per share (the

"Warrants").  The Warrants may be exercised no earlier than April 13, 1994 and no later than May 13, 1994, and their exercise price is subject to certain adjustments described in the Warrant Agreement among the Company,

Goldman Sachs and certain other parties, previously filed as Exhibit 3.

            In the ordinary course of its business, Goldman Sachs held as of May 6, 1993, $5,850,000 aggregate principal amount of Subordinated Notes acquired in the course of its trading activities.  Following consummation of the Plan of Reorganization, these Subordinated Notes were converted into

2,082,600 shares of Common Stock and 366,210 Warrants.

            None of the persons listed on Schedule I or Schedule II hereto has contributed any funds or other consideration towards the acquisition of the shares of Common Stock and the Warrants by Goldman Sachs, except as they may have made capital contributions to Goldman Sachs as general partners of Goldman Sachs.

            Item 4.  Purpose of the Transaction.

            Goldman Sachs acquired beneficial ownership of the shares of

Common Stock and the Warrants held by it pursuant to the Plan of

Reorganization as part of the Company's efforts to restructure its outstanding indebtedness.

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



            Pursuant to a Registration Rights Agreement, dated as of

May 28, 1993, among the Company, Goldman Sachs and certain other parties

(the "Registration Rights Agreement"), the Company filed a registration statement on Form S-1 (the "Shelf Registration Statement") with the

Securities and Exchange Commission (the "Commission") on March 25, 1993.

Under the Shelf Registration Statement, all shares of Common Stock

(including shares issuable upon the exercise of Warrants), the Warrants and shares of Redeemable Convertible Preferred Stock, $.10 par value (the

"Preferred Stock") of the Company were registered in connection with resales of Common Stock, Warrants and Preferred Stock by the Company's

shareholders.  The Company is obliged to keep the Shelf Registration

Statement effective for a period of three years from its effective date,

and, upon the request of parties to the Registration Rights Agreement who own not less than 5% of the Common Stock, the Company shall be obliged to amend the Shelf Registration Statement to provide for underwritten offerings of Common Stock.  In addition, the Registration Rights Agreement provides certain parties (including Goldman Sachs) "piggyback" registration rights which will entitle such parties to have all or a portion of the

Common Stock (and the Common Stock issuable upon the exercise of the

Warrants), and the Warrants, included in any underwritten public offering of Common Stock conducted by the Company, or in any registered public offering conducted by the Company

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



within five years of the date of the Registration Rights Agreement.

Goldman Sachs intends to exercise its resale rights with respect to shares of Common Stock and Warrants under the Shelf Registration Statement, from time to time, as it deems appropriate in light of the sale terms offered to

Goldman Sachs, as well as other facts and circumstances prevailing, at such time.

            Except as set forth above, none of Goldman Sachs, GS Group or,

to the knowledge of Goldman Sachs or GS Group, any of the persons listed on

Schedule I or Schedule II hereto has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Each of Goldman

Sachs and GS Group, however, expects to evaluate on an ongoing basis the

Company's financial condition, business, operations and prospects and their interest in, and intentions with respect to, the Company.  Accordingly,

each of Goldman Sachs and GS Group reserves the right to change its plans and intentions at any time, as it deems appropriate.  To the knowledge of each of Goldman Sachs and GS Group, each of the persons listed on

Schedule I or Schedule II hereto may make the same evaluation and may have the same reservation.

            Item 5.  Interest in Securities of the Issuer.

            (a)   Goldman Sachs and GS Group hold beneficial ownership of

the shares of Common Stock set forth in Schedule IV hereto, and of the percentage of shares of Common Stock outstanding as of the close of business on the date set forth in such Schedule IV.  The percentage of shares of Common Stock beneficially owned by Goldman Sachs and GS Group is based on the number of shares of Common Stock outstanding as reported to be outstanding as of October 1, 1993 in the Company's Quarterly Report on Form

10-Q for the quarter ended August 31, 1994 plus the number of shares of

Common Stock deemed to be beneficially owned by Goldman Sachs and GS Group as a result of the exercisability of the Warrants.  To the knowledge of each of Goldman Sachs and GS Group, the persons listed on Schedule I or

Schedule II hereto own no shares of Common Stock.

            (b)   Goldman Sachs and GS Group may be deemed to share the

power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by them.  To the knowledge of each of Goldman Sachs and GS Group, each of the persons listed in Schedule I or Schedule II hereto has the sole power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock, if any, beneficially owned by such person.

            (c)   None of Goldman Sachs, GS Group and, to the knowledge of

each of Goldman Sachs and GS Group, none of the persons listed on

Schedule I or Schedule II hereto, has been party to any transaction in the

Common Stock during the sixty-day period ending on the date of this

Statement on Schedule 13D.

            (d)   No other Person is known by either Goldman Sachs or

GS Group to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common

Stock beneficially owned by Goldman Sachs or GS Group, or by any of the persons listed on Schedule I or Schedule II hereto.

            (e)   Not applicable.

            Item 6.   Contracts, Arrangements, Understandings
                      or Relationships With Respect to
                      Securities of the Issuer.

            Goldman Sachs is a party to the Warrant Agreement, dated as of

May 28, 1993, executed by the Company in accordance with the Plan of

Reorganization.  Under the Warrant Agreement, each Warrant shall be exercisable at a price of $1.53, subject to adjustment as provided in the

Warrant Agreement, and may be exercised in whole or in increments of

100 shares no earlier than April 13, 1994 and no later than May 13, 1994.

The date on which shares of Common Stock shall be delivered upon the exercise of any Warrants is May 28, 1994.  The Warrants are freely transferable.

            As indicated in the response to Item 4, Goldman Sachs is also a party to the Registration Rights Agreement, pursuant to which the Company has filed its Shelf Registration Statement with respect to all of the

Company's Common Stock, Warrants and Preferred Stock.  The Registration

Rights Agreement obliges the Company to keep the Shelf Registration

Statement effective for a period of three years from its effective date.

Also, pursuant to the Registration Rights Agreement, upon the request of parties to the Registration Rights Agreement who own not less than 5% of the outstanding Common Stock (on a fully diluted basis), the Company will be obliged to amend the Shelf Registration Statement to provide for underwritten offerings of Common Stock.  In addition, the Registration

Rights Agreement provides for certain "piggyback" rights which will entitle the selling securityholders under the Shelf Registration Statement (the

"Selling Securityholders") to have all or a portion of the Common Stock,

Warrants and Preferred Stock owned by them, and the Common Stock issuable upon the exercise of Warrants or upon the conversion of Preferred Stock or certain notes issued by the Company, included in any underwritten public offering of Common Stock conducted by the Company, or in any registered public offering conducted by the Company within five years of the date of the Registration Rights Agreement.  Under the Registration Rights

Agreement, the Company is obligated to
bear the expenses incurred by it in connection with any registration effected pursuant to the Registration Rights Agreement, subject to certain exceptions.  Under certain circumstances, the Company is also obligated to indemnify the Selling Securityholders and underwriters against certain liabilities arising out of or incident to a registration effected pursuant to the terms of the Registration Rights Agreement.

            The foregoing descriptions are qualified in their entirety by reference to Item 4 and the exhibits listed under Item 7 hereof, which are incorporated herein by reference.

            Except as described herein, none of Goldman Sachs, GS Group and, to the knowledge of each of Goldman Sachs and GS Group, none of the persons listed on Schedule I or Schedule II hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

            Item 7.  Material to be Filed as Exhibits.

(1)   Joint Filing Agreement.

(2)   Warrant Agreement, dated as of May 28, 1993, by and between the

      Company, in favor of each of the Persons acquiring Warrants in accordance with the Plan of Reorganization, dated January 12,

      1993,
      confirmed by the United States Bankruptcy Court for the District of New

      Jersey on May 6, 1993.*

(3)   Registration Rights Agreement, dated as of May 28, 1993 by and among the Company and each of the Persons named on Schedule A thereto.*




















































               *    Previously filed

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                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.

                                    THE GOLDMAN SACHS GROUP, L.P.



                                    By /s/ David DeLucia
                                      Name:   David DeLucia
                                      Title:  General Partner


Dated:  April 25, 1994

                                 SCHEDULE I

      The following table sets forth the name of each of the general partners of Goldman, Sachs & Co. (other than The Goldman Sachs Group, L.P.) and of The Goldman Sachs Group, L.P. Unless otherwise indicated, the business address of each person listed below is 85 Broad Street, New York, NY 10004, and, unless otherwise indicated, each natural person listed below is a citizen of the United States of America. Nobuyoshi John Ehara Inc., Jun Makihara Inc. and Masanori Mochida Inc., the only corporate general partners of Goldman, Sachs & Co. and The Goldman Sachs Group, L.P., are each incorporated in the State of Delaware. The principal occupation of each natural person listed below and the principal business of each of Nobuyoshi John Ehara Inc., Jun Makihara Inc. and Masanori Mochida Inc., is as a general partner of Goldman, Sachs & Co. The persons listed below who have an asterisk marked next to their name are members of the Management Committee of The Goldman Sachs
      Group, L.P.

Name and Citizenship Business Address

The persons listed below who have an asterisk marked next to their name are members of the Management Committee of The Goldman Sachs Group, L.P.

Stephen Friedman*

Eric P. Sheinberg

Roy J. Zuckerberg*

David C. Clapp

David M. Silfen*

Jon Z. Corzine*

Eugene V. Fife*               133 Fleet Street
                              London EC4A 2BB, England

Richard M. Hayden             133 Fleet Street
                              London EC4A 2BB, England

Robert J. Hurst*

William J. Kealy

Howard A. Silverstein

Howard C. Katz

Michael R. Armellino

Peter K. Barker               333 South Grand Avenue
                              Los Angeles, CA 90071
Eric S. Dobkin

David A. George*

Willard J. Overlock, Jr.*

Henry M. Paulson, Jr.*        4900 Sears Tower
                              Chicago, IL 60606
Mark O. Winkelman*
Netherlands

Richard S. Atlas              333 South Grand Avenue
                              Los Angeles, CA 90071
Jonathan L. Cohen

John R. Farmer                133 Fleet Street
                              London EC4A 2BB, England

Fredric B. Garonzik           133 Fleet Street
                              London EC4A 2BB, England
Kevin W. Kennedy

William C. Landreth           555 California Street
                              San Francisco, CA  94104
Daniel M. Neidich

Gary D. Rose

Edward Spiegel

Fischer Black

Robert A. Cenci

Robert F. Cummings, Jr.

Charles A. Davis

Angelo DeCaro

David F. DeLucia

Steven G. Einhorn

Joseph H. Ellis

Wade Fetzer III               4900 Sears Tower
                              Chicago, IL 60606
David B. Ford

Robert M. Giordano

John A. Golden

Richard W. Herbst

Henry James                   12-32 Akasaka 1-chome
                              Minato-ku, Tokyo 107
                              Japan
David M. Leuschen

Jeanette W. Loeb

Michael R. Lynch

Michael D. McCarthy

Donald C. Opatrny, Jr.

R. Ralph Parks, Jr.

Edward A. Poppiti, Jr.

Gary L. Seevers

Alan A. Shuch

Thomas E. Tuft

Artur Walther                 Messe Turm, D-6000
Federal Republic of Germany   Frankfurt am Main 1, Germany

Garland E. Wood

Robert J. Katz*

Michael P. Mortara

Henry C. Barkhorn III

Lloyd C. Blankfein

Frank P. Brosens

John P. Curtin, Jr.

Gavyn Davies                  133 Fleet Street
United Kingdom                London EC4A 2BB, England

Dexter D. Earle

Nobuyoshi John Ehara          12-32, Akasaka 1-chome
Japan                         Minato-ku, Tokyo 107,  Japan

Nobuyoshi John Ehara Inc.     12-32 Akasaka 1-chome
                              Minato-ku, Tokyo 107, Japan
J. Christopher Flowers

Gary Gensler                  12-32, Akasaka 1-chome
                              Minato-ku, Tokyo 107,  Japan

John F. Gilmore, Jr.          4900 Sears Tower
                              Chicago, IL 60606
Charles T. Harris III

Thomas J. Healey

Stephen Hendel

Robert E. Higgins

Ernest S. Liu

Robert I. Lund                4900 Sears Tower
                              Chicago, IL 60606

Eff W. Martin                 555 California Street
                              San Francisco, CA 94104
Charles B. Mayer, Jr.

Michael J. O'Brien            133 Fleet Street
United Kingdom                London EC4A 2BB, England

Mark Schwartz

Stephen M. Semlitz

Robert K. Steel               133 Fleet Street
                              London EC4A 2BB, England

Daniel J. Sullivan, Jr.       53 State Street, 13th Floor
                              Boston, MA 02109
John A. Thain

John L. Thornton              133 Fleet Street
                              London EC4A 2BB, England

Moses K. Tsang                15 Queen's Road Central
                              Hong Kong

Bracebridge H. Young, Jr.     133 Fleet Street
                              London EC4A 2BB, England
Joseph R. Zimmel

Barry L. Zubrow

Gary L. Zwerling

Jonathan R. Aisbitt           133 Fleet Street
United Kingdom                London EC4A 2BB, England

Andrew M. Alper

William J. Buckley

Frank L. Coulson, Jr.

Connie Kadrovach Duckworth    4900 Sears Tower
                              Chicago, IL 60606
Richard A. Friedman

Alan R. Gillespie             133 Fleet Street
United Kingdom                London EC4A 2BB, England

Joseph H. Gleberman

Jacob D. Goldfield

Steven M. Heller

Ann F. Kaplan

Robert S. Kaplan

Peter D. Kiernan III

John P. McNulty

T. Willem Mesdag              133 Fleet Street
                              London EC4A 2BB, England
Gaetano J. Muzio

Robin Illgen Neustein

Timothy J. O'Neill

Scott M. Pinkus

John J. Powers

Stephen D. Quinn

Arthur J. Reimers             133 Fleet Street
                              London EC4A 2BB, England
James P. Riley, Jr.

Richard A. Sapp               133 Fleet Street
                              London EC4A 2BB, England

Bernard M. Sussman

Donald F. Textor

Thomas B. Walker III


Patrick J. Ward               133 Fleet Street
                              London EC4A 2BB, England

Jeffrey M. Weingarten         133 Fleet Street
                              London EC4A 2BB, England
Jon Winkelried

Richard  Witten

Gregory K. Palm

Carlos A. Cordeiro            133 Fleet Street
                              London EC4A 2BB, England

John O. Downing               133 Fleet Street
                              London EC4A 2BB, England

W. Mark Evans                 3 Garden Road Central
Canada                        Hong Kong

Michael D. Fascitelli

Sylvain M. Hefes              133 Fleet Street
France                        London EC4A 2BB, England

Reuben Jeffery III            133 Fleet Street
                              London EC4A 2BB, England
Lawrence H. Linden

Jun Makihara                  12-32 Akasaka 1-chome
Japan                         Minato-ku, Tokyo 107, Japan

Jun Makihara Inc.

Masanori Mochida              12-32 Akasaka 1-chome
Japan                         Minato-ku, Tokyo 107, Japan

Masanori Mochida Inc.

Robert B. Morris III          555 California Street
                              San Francisco, CA 94014

Philip D. Murphy              Messe Turm, D-6000
                              Frankfurt am Main 1, Germany


Suzanne M. Nora Johnson       333 South Grand Avenue
                              Los Angeles, CA 90071
Terence M. O'Toole

Carl G.E. Palmstierna         133 Fleet Street
Sweden                        London EC4A 2BB, England

Michael G. Rantz

J. David Rogers

Joseph Sassoon                133 Fleet Street
Israel                        London EC4A 2BB, England

Peter Savitz                  12-32, Akasaka 1-chome
                              Minato-ku, Tokyo 107, Japan
Charles B. Seelig Jr.

Ralph F. Severson             555 California Street
                              San Francisco, CA 94104

Gene T. Sykes                 333 South Grand Avenue
                              Los Angeles, CA 90071

Gary A. Syman                 12-32, Akasaka 1-chome
                              Minato-ku, Tokyo 107, Japan

Leslie C. Tortora

John L. Townsend

Lee G. Vance                  133 Fleet Street
                              London EC4A 2BB, England
David A. Viniar

John S. Weinberg

Peter A. Weinberg

Laurence M. Weiss

George W. Wellde Jr.

Jaime E. Yordan

Sharmin Mossauar-Rahmani
United Kingdom

                                SCHEDULE II


      The name, business address, present principal occupation or employment and citizenship of each controlling person, if any, director and executive officer of each general partner of Goldman Sachs & Co. or The Goldman Sachs Group that is a corporation are set forth below.

I.      Nobuyoshi John Ehara Inc.

      Nobuyoshi John Ehara Inc. is controlled by Nobuyoshi John Ehara, its President and one of its directors. The business address of each person listed below other than Nobuyoshi John Ehara is 85 Broad Street, New York, New York 10004, and each such person is a citizen of the United States of America. The business address of Nobuyoshi John Ehara, a citizen of Japan, is the Ark Mori Building, 1-12-32, Akasaka, Minato-Ku, Tokyo 107, Japan.



Name and                Position            Present
Business Address                            Principal Occupation

Robert J. Katz          Chairman of         General Partner of  Goldman,
                        the Board           Sachs & Co.

Stuart J. Schlesinger   Vice Chairman       Limited Parter of Goldman,
                        of the Board        Sachs & Co.

Nobuyoshi John Ehara    President and       General Partner of Goldman,
                        Director            Sachs & Co.

James B. McHugh         Secretary           Vice President of Goldman,
                                            Sachs & Co.

II. Masanori Mochida Inc.

      Masanori Mochida Inc. is controlled by Masanori Mochida, its President and one of its directors. The business address of each person listed below other than Masanori Mochida is 85 Broad Street, New York, New York 10004, and each such person is a citizen of the United States of America. The business address of Masanori Mochida, a citizen of Japan, is 12-32, Akasaka 1-chome, Minato-ku, Tokyo 107, Japan.


Name and                                        Present
Business Address              Position          Principal Occupation

Robert J. Katz                Chairman of       General Partner of Goldman,
                              the Board         Sachs & Co.

Stuart J. Schlesinger         Vice Chairman     Limited Parter of Goldman,
                              of the Board      Sachs & Co.
                              and Treasurer

Masanori Mochida              President and     General Partner of Goldman,
                              Director          Sachs & Co.

James B. McHugh               Secretary         Vice President of Goldman,
                                                Sachs & Co.


III. Jun Makihara Inc.

            Jun Makihara Inc. is controlled by Jun Makihara, its President and one of its directors. The business address of each person listed below other than Jun Makihara is 85 Broad Street, New York, New York 10004, and each such person is a citizen of the United States of America. The business address of Jun Makihara, a citizen of Japan, is 333 South Grand Avenue, Los Angeles, California 90071.


Name and                                        Present
Business Address        Position                Principal Occupation

Robert J. Katz          Chairman of             General Partner of Goldman,
                        the Board               Sachs & Co.

Stuart J. Schlesinger   Vice Chairman           Limited Parter of Goldman,
                        of the Board            Sachs & Co.
                        and Treasurer

Jun Makihara            President and           General Partner of Goldman,
                        Director                Sachs & Co.

James B. McHugh         Secretary               Vice President of Goldman,
                                                Sachs & Co.

                                SCHEDULE III


            In settlement of SEC Administrative Proceeding File No. 3-7646 In the Matter of the Distribution of Securities Issued by Certain Government Sponsored Enterprises, Goldman, Sachs & Co., (the "Firm") without admitting or denying the findings consented to the entry of an Order dated January 16, 1992 along with numerous other securities firms. The SEC found that the Firm in connection with its participation in the primary distributions of certain unsecured debt securities issued by Government Sponsored Enterprises ("GSEs") made and kept certain records that did not accurately reflect the Firm's customers' orders for GSEs' securities and/or offers, purchases or sales by the Firm of the GSEs' securities effected by the Firm in violation of Section 17(a) of the Exchange Act and 17 C.F.R. sec.sec. 240.17a-3 and 240.17a-4.

      The Firm was ordered to cease and desist from committing or causing future violations of the aforementioned sections of the Exchange Act in connection with any primary distributions of unsecured debt securities issued by the GSEs, pay a civil money penalty to the United States Treasury in the amount of $100,000 and maintain policies and procedures reasonably designed to ensure the Firm's future compliance with the aforementioned sections of the Exchange Act in connection with any primary distributions of unsecured debt securities issued by the GSEs.

      In SEC Administrative Proceeding File No.3-8282 In the Matter of Goldman, Sachs & Co., the Firm without admitting or denying the allegations settled administrative proceedings involving alleged books and records and supervisory violations relating to eleven trades in the secondary markets for U.S. Treasury securities in 1985 and 1986. The SEC alleged that the Firm had failed to maintain certain records required pursuant to Section 17(a) of the Exchange Act and had also failed to supervise activities relating to the aforementioned trades in violation of
Section 15(b)(4)(E) of the Exchange Act.

      The Firm was ordered to cease and desist from committing or causing any violation of the aforementioned sections of the Exchange Act, pay a civil money penalty to the SEC in the amount of $250,000 and establish policies and procedures reasonably designed to assure compliance with
Section 17(a) of the Exchange Act and Rules 17a-3 and 17a-4 thereunder.

                                SCHEDULE IV


            As of the close of business on April 25, 1994, Goldman Sachs held in the aggregate 2,082,600 shares of Common Stock of Calton, Inc. The shares of Common Stock of Calton, Inc. held by Goldman Sachs on such date constituted 8.9% of such Common Stock then outstanding. Goldman Sachs also held warrants to purchase an additional 366,210 shares of Common Stock, or approximately 1.5% of the Common Stock outstanding and issuable upon exercise of the Goldman Sachs warrants.

            Goldman Sachs acquired beneficial ownership of such shares of Common Stock in connection with a joint plan of reorganization of Calton, Inc. and certain of its subsidiaries under Chapter 11, Title 11 of the United States Code, which was confirmed by the United States Bankruptcy Court for the district of New York on May 6, 1993 and consummated on May 28, 1993. Under the joint plan of reorganization, the $5,850,000 aggregate principal amount of 12-5/8% Subordinated Notes due 1996 held by Goldman Sachs were converted into 2,082,600 shares of Common Stock and 366,210 Warrants to purchase Common Stock.

                                  INDEX TO EXHIBITS

         Exhibit No.          Exhibit                                                                Page

             (99)             Joint Filing Agreement

             (2)              Warrant Agreement, dated as of May 28, 1993, by and between the        *
                              Company, in favor of each of the Persons acquiring Warrants in accordance with the Plan of Reorganization, dated January 12, 1993, confirmed by the United States Bankruptcy Court for the District of
                              New Jersey on May 6, 1993

             (3)              Registration Rights Agreement, dated as of May 28, 1993 by and         *
                              among the Company and each of the Persons named on Schedule A thereto

*    Previously filed